FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 30 March, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Directorate Change sent to the London Stock Exchange on 30 March, 2005 press release

PR0509

                              O2 STRENGTHENS BOARD

Released: 30 March 2005

O2 plc today announced two new board appointments following the recent completion of the Company's corporate restructuring.

With immediate effect, Kathleen O'Donovan and Rudi Lamprecht join the Board as non-executive directors. The Company also confirmed today that Ian Meakins will step down as a non-executive director to devote himself to his new role as chief executive officer of Alliance UniChem.

A long serving FTSE 100 financial director, Kathleen O'Donovan, aged 47, currently chairs both the audit committee of the Court of the Bank of England and the pension fund of Invensys plc, the engineering group where she was previously chief financial officer. She is also deputy chairman and senior non-executive director of Great Portland Estates plc, and holds non-executive directorships at Prudential plc and EMI Group plc.

Rudi Lamprecht, aged 56, is presently on the Member Management committee of Siemens AG with responsibility for Osram (lighting), the Fujitsu joint venture and household appliances. He was previously a board member at Siemens AG and held a number of senior positions, including president of information and communications products. Rudi is highly experienced in complex business-to-business technology, sales cycles and multiple channels to market.

David Arculus, chairman of O2 plc, said: "I am delighted to be able to strengthen the non-executive composition of the Board with highly experienced and skilled individuals. Kathleen and Rudi join as O2 enters a new phase of growth and bring with them additional ideas and fresh impetus. Kathleen's experience in the capital and financial markets coupled with Rudi's deep understanding of sales, marketing and customer segmentation are vital as we move this business forward, implement our dividend policy and grow our German business.

"Also, I would like to thank Ian Meakins, who, over the past three years, has contributed significantly to the establishment of O2 as a FTSE 30 company. I understand why Ian wants to devote all his energies to Alliance Unichem and wish him every success in his new role."

                                     -ends-

Note to Editors

Following these changes and the departure of Dave McGlade as an executive director on 31 March 2005, the Board of O2 plc consists of three executive directors, six non-executive directors and an independent chairman.

O2 plc
O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has more than 23 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 24% of total service revenues in the quarter ending 31 December 2004.


O2 Contacts:

Richard Poston                          David Nicholas
Director, Corporate Affairs             Director of Communications
O2 plc                                  O2 plc
richard.poston@o2.com                   david.nicholas@o2.com
t: +44 (0) 771 537 7079                 t: +44 (0) 771 575 9176

Simon Gordon
Head of Media Relations
O2 plc
simon.gordon@o2.com
t: +44 (0) 771 007 0698

O2 press office: +44 (0) 1753 628402

All O2 Group news releases can be accessed at our web site: www.o2.com






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 30 March, 2005                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary